July 26, 2019

Larry Reid
Chief Executive Officer
VoiceInterop, Inc.
8000 North Federal Highway
Suite 100
Boca Raton, FL 33487

       Re: VoiceInterop, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 16, 2019
           File No. 333-231420

Dear Mr. Reid:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2019 letter.

Amendment No. 2 to Form S-1 filed on July 12, 2019

Capitalization
Pro Forma Adjustments, page 20

1. Please reflect a pro forma adjustment for the 200,000 preferred shares to be issued to your
       CEO upon effectiveness of the registration statement.
2. Please add a footnote for pro forma adjustment (6) or renumber as pro forma adjustment
       (5) as both appear to be for the issuance of 50,000 shares of VoiceInterop common stock to Mr. Thomas Mahoney for services.
 Larry Reid
FirstName LastNameLarry Reid
VoiceInterop, Inc.
Comapany NameVoiceInterop, Inc.
July 26, 2019
July 26, 2019 Page 2
Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
21

3. We note your response to comments 1 and 6. Please discuss, in quantified detail, the anticipated impact on your future results of operations as a result of the issuance of
         200,000 shares of Series C Preferred Stock (Preferred Stock) to Larry Reid, your CEO.
         Please explain to us and disclose how you will account for the Preferred
         Stock issuance including the fair value assigned to these shares. Management, page 31

4. We note your response to prior comment 8. However, the disclosure still describes Larry
         Reid as the "sole director." Please revise.
VoiceInterop's Relationship with Cleartronic Following the Spin-Off Separation Agreement
The Separation, page 41

5. We note your response to comment 7; however, under Separation on page 41 you continue to disclose that VoiceInterop will also agree to assume "[a]ll other liabilities reflected in the most recent balance sheet of Cleartronic." Please clarify your disclosure of the obligations VoiceInterop will assume, fulfill and/or indemnify Cleartronic for and advise
         us.
Audited Financial Statements for the Years Ended September 30, 2018 and 2017 Notes to Financial Statements
Note 5 - Commitments and Contingencies
Commitment to Sell Shares of Common Stock, page F-11

6. We note the disclosure of the Company's commitment to sell 650,000 shares of common stock to six unrelated parties does not agree with the disclosure under Recent Sales of
         Unregistered Securities on page 44 and in footnote (2) on page 20. Please revise your disclosures, as appropriate and advise us. If necessary, please make a similar revision to the disclosure in MD&A, Liquidity and Capital Resources, on page
22.
Exhibits

7. We note your response to our prior comment 10; however, none of the subscription agreements have been filed as exhibits. Please file these agreements as exhibits.
 Larry Reid
FirstName LastNameLarry Reid
VoiceInterop, Inc.
Comapany NameVoiceInterop, Inc.
July 26, 2019
Page 3
July 26, 2019 Page 3
FirstName LastName
        You may contact Robert Shapiro, Senior Staff Accountant at (202) 551-3273 or Robert S.
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff
Attorney, at (202) 551-3436, or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications
cc:      Laura M Holm, Esq.